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                                                                    EXHIBIT 99.2
   EAGLE BANCSHARES, INC. DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN BROCHURE





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INVEST IN
EAGLE BANCSHARES STOCK
WITH NO COMMISSIONS,
NO FEES, NO HASSLES.

[LOGO] EAGLE BANCSHARES, INC.
       DIVIDEND REINVESTMENT
       & STOCK PURCHASE PLAN


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EAGLE BANCSHARES, INC.
DIVIDEND REINVESTMENT PLAN

The Eagle Bancshares' Dividend Reinvestment Plan was established to provide shareholders with an easy way to purchase additional shares of EBSI stock. The Plan allows shareholders to reinvest their quarterly dividends and make cash investments in EBSI stock for a minimum of $25 and up to $5,000 per quarter, with no brokerage commissions or administrative charges.

        All holders of record of shares of Common Stock are eligible to participate in the Plan. In order to be eligible to participate, beneficial owners of shares of Common Stock of the Company whose shares are registered in names other than their own, such as shares held in street name, must either arrange for the holder of record to join the Plan or have the shares they wish to enroll in the Plan transferred into their own name.


BENEFITS TO SHAREHOLDERS

- No commission or service charge is paid by a participant in connection with purchases under the Plan.

- Full investment of funds is possible under the Plan because the Plan permits fractions of shares computed to four decimal places, as well as whole shares, to be reinvested in additional shares of Common Stock with such shares credited to a participant's account.

- Your personal records maintenance is simplified by the detailed cumulative statement which is mailed after each investment.

- The Plan is entirely voluntary. You may join or terminate your participation at any time.


HOW THE PLAN WORKS

Once you have enrolled by returning the enclosed authorization card, the service under the Plan is automatic. SunTrust Bank, Atlanta (the "Bank") as your agent, will administer the Plan for participants, maintain records, send regular statements of account to participants and perform other duties relating to the Plan.


RETENTION OF SHARES

For your convenience, the Bank will hold in safekeeping the shares it has purchased for you. However, upon your written request, the Bank will issue to you certificates for any full shares you acquired through the Plan.


STATEMENT OF ACCOUNT

You will receive a detailed statement of your dividend reinvestment account from the Bank soon after each quarterly dividend has been invested.


COSTS

There are no charges to participants in connection with purchases under the Plan. You will be allocated shares based upon the Company's cost to issue or purchase the shares.


OPTIONS

A participant in the Plan may:
(a) have cash dividends on all of such participant's shares of Common Stock automatically reinvested, or

(b) have cash dividends on a portion of such participant's shares of Common Stock automatically reinvested, or

(c) invest in additional shares of Common Stock by making optional cash purchases in any amount from the minimum of $25 up to a maximum of $5,000 per calendar quarter, regardless of whether or not any such dividends automatically are being reinvested.


INCOME TAXES

Under applicable provisions of the Internal Revenue Code, dividends, even though automatically reinvested, continue to be taxable as ordinary income to the shareholder.


HOW TO JOIN

Just complete and mail the enclosed application form for the Dividend Reinvestment Plan to:

  SunTrust Bank,Atlanta
  Attn: Dividend Reinvestment Department
  P.O. Box 4625
  Atlanta, GA  30302
  1-800-568-3476 and 404-588-7822

Direct all questions to SunTrust Bank. Be sure to include a reference to Eagle Bancshares, Inc. in your correspondence.